FID-B-04-070

March 02, 2005


RECD S.E.C.
MAR 3 2005
1086

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)



Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Operating Results for the Nine Months and the Three Months Ended December 31, 2004
- Presentation Material of the 3rd Quarter Ended December 31, 2004
- JSAT to Commence Trial Service in Preparation for Maritime Satellite Internet Service (Provisional Name) ( dated February 10, 2005 )
- Establishment of SKYPerfect Marketing, Co.,Ltd. to Serve as a Planning Company for the Supply of Rental SKYPerfect TV/Set-top Boxes ( dated January 26, 2005 )

Thank you for your attention and cooperation.



Yours faithfully,

Hiroshi Kajihara
General Manager
Corporate Finance and Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

**JSAT Corporation**
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

February 10, 2005

JSAT Corporation

**Operating Results for the Nine Months and the Three Months Ended December 31, 2004**

JSAT Corporation ("JSAT" or "the Company") today reported operating results and other financial data for the nine months and the three months ended December 31, 2004. These financial results and data, which are unaudited, are prepared under accounting principles generally accepted in Japan(Japanese GAAP).

1. Financial Highlights under Japanese GAAP (unaudited)
2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)
3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)
4. Outlook for the Year Ending March 31, 2005, under Japanese GAAP (unaudited)
5. Financial Highlights under US GAAP (unaudited)
6. Summary of Consolidated Financial Statements under US GAAP (unaudited)
7. Outlook for the Year Ending March 31, 2005, under US GAAP (unaudited)

## 1. Financial Highlights under Japanese GAAP (unaudited)

JSAT Group's financial highlights for the nine months and the three months ended December 31, 2004, are as follows:

| | Nine Months ended | | | Three Months ended | | |
|---|---|---|---|---|---|---|
| | Dec. 31, 2004 | Dec. 31, 2003 | Change | Dec. 31, 2004 | Dec. 31, 2003 | Change |
| | ¥ Million | ¥ Million | % | ¥ Million | ¥ Million | % |
| Revenues | 32,558 | 33,249 | -2.1% | 10,749 | 11,284 | -4.7% |
| Operating income | 6,194 | 8,872 | -30.2% | 1,883 | 3,013 | -37.5% |
| Ordinary profit | 5,926 | 8,264 | -28.3% | 1,640 | 2,811 | -41.7% |
| Net Income | 3,170 | 4,680 | -32.3% | 853 | 1,566 | -45.5% |
| Total assets | 162,662 | 172,238 | -5.6% | 162,662 | 172,238 | -5.6% |
| Shareholders' equity | 94,187 | 99,317 | -5.2% | 94,187 | 99,317 | -5.2% |
| Net operating cash flow | 20,033 | 19,158 | -4.6% | 6,097 | 6,372 | -4.3% |
| EBITDA | 19,028 | 21,339 | -10.8% | 6,111 | 7,320 | -16.5% |
| EBITDA margin | 58.4% | 64.2% | -5.8 point | 56.9% | 64.9% | -16.5% |
| Earnings per share(EPS) | ¥8,805.23 | ¥12,363.28 | -28.8% | ¥2,394.58 | ¥4,128.95 | -42.0% |
| Weighted average number of shares outstanding | 360,061 | 378,596 | - | 356,418 | 379,414 | - |

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

## 2. Summary of Consolidated Financial Statements under Japanese GAAP (unaudited)

### (1) Summary of the Balance Sheets

(¥ Million)

| | Nine Months ended | |
|---|---|---|
| | As of Dec.31,2004 | As of Dec.31,2003 |
| **Assets** | | |
| Current assets | 15,857 | 14,680 |
| Fixed assets | 146,338 | 157,147 |
| Deferred assets | 466 | 410 |
| Total assets | 162,662 | 172,238 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities | 19,838 | 16,186 |
| Long-term liabilities | 24,228 | 30,226 |
| Minority interests | 168 | 657 |
| Common stock | 53,769 | 53,769 |
| Additional paid-in capital | 31,188 | 31,188 |
| Retained earnings | 16,021 | 13,331 |
| Unrealized gains on securities | 3,283 | 4,442 |
| Foreign currency translation adjustment | (147) | (223) |
| Treasury stock | (9,927) | (3,190) |
| **Total shareholders' equity** | 94,187 | 99,317 |
| **Total** | 162,662 | 172,238 |

### (2) Summary of Statements of Income

(¥ Million)

| | Nine Months ended | | | Three Months ended | | |
|---|---|---|---|---|---|---|
| | Dec. 31, 2004 | Dec. 31, 2003 | Change (%) | Dec. 31, 2004 | Dec. 31, 2003 | Change (%) |
| Revenues | 32,558 | 33,249 | -2.1% | 10,749 | 11,284 | -4.7% |
| Operating expenses | 26,363 | 24,376 | -8.2% | 8,865 | 8,270 | -7.2% |
| Operating income | 6,194 | 8,872 | -30.2% | 1,883 | 3,013 | -37.5% |
| Other income (expenses) | (268) | (608) | - | (243) | (202) | - |
| Ordinary profit | 5,926 | 8,264 | -28.3% | 1,640 | 2,811 | -41.7% |
| Extraordinary income (expenses) | 9 | 49 | 81.6% | 29 | 40 | -27.5% |
| Income before income taxes and minority interests | 5,935 | 8,314 | -28.6% | 1,669 | 2,851 | -41.5% |
| Income taxes | 2,729 | 3,601 | -24.2% | 816 | 1,271 | -35.8% |
| Minority interests | 35 | 32 | 9.4% | 0 | 13 | - |
| Net income | 3,170 | 4,680 | -32.2% | 853 | 1,566 | - 45.5% |

### (3) Revenues for Each Service

(¥ Million)

| | Nine Months ended | | | Three Months ended | | |
|---|---|---|---|---|---|---|
| | Dec. 31, 2004 | Dec. 31, 2003 | Change (%) | Dec. 31, 2004 | Dec. 31, 2003 | Change (%) |
| Network-Related Services | 11,955 | 13,191 | -9.4% | 3,986 | 4,581 | -13.0% |
| Broadcast & Video Distribution Services | 20,181 | 19,542 | 3.3% | 6,631 | 6,557 | 1.1% |
| Other | 422 | 514 | -17.9% | 132 | 144 | -8.3% |
| Total | 32,558 | 33,249 | -2.1% | 10,749 | 11,284 | -4.7% |

### (4) Consolidated Statements of Cash Flow

(¥ Million)

| | Nine Months ended | |
|---|---|---|
| | Dec. 31, 2004 | Dec. 31, 2003 |
| Operating activities (net cash) | 20,033 | 19,158 |
| Income before income taxes | 5,935 | 8,314 |
| Depreciation and amortization | 12,633 | 12,432 |
| Payments for income taxes | (3,847) | (5,218) |
| Other | 5,312 | 3,630 |
| Investing activities (net cash) | (6,679) | (10,063) |
| Property and equipment | (9,054) | (9,402) |
| Business investments | (966) | (532) |
| Financial investments | 3,341 | (128) |
| Financing activities (net cash) | (13,215) | (8,208) |
| Proceeds from short-term borrowings | 1,170 | 325 |
| Repayments of short-term borrowings | (2,200) | (2,825) |
| Proceeds from long-term borrowings | 4,000 | 3,400 |
| Repayments of long-term borrowings | (7,381) | (5,281) |
| Payments for dividends | (2,059) | (2,353) |
| Proceeds from sales of treasury stock | - | 1,719 |
| Payments for purchase of treasury stock | (6,743) | (3,193) |
| Effect of exchange rate changes on cash and cash equivalents | 23 | (59) |
| Cash and cash equivalents at beginning of the quarter | 2,233 | 1,499 |
| Cash and cash equivalents at end of the quarter | 2,396 | 2,326 |

### 3. Operating Results for JSAT Subsidiaries and Affiliates (unaudited)

Presented below are summaries of operating results for the JSAT's major subsidiaries and affiliates for the nine months and the three months ended December 31, 2004. These financial results and data, which are unaudited, are based on Japanese GAAP.

#### (1) Subsidiaries

- **Japan Cablecast Inc.** (100% ownership)

(¥ Million)

| | Nine Months ended Dec. 31, 2004 | Three Months ended Dec. 31, 2004 |
|---|---|---|
| Revenues | 227 | 108 |
| Operating income | (1,150) | (413) |
| Ordinary profit | (1,239) | (442) |
| Net income | (869) | (297) |

- **JSAT International Inc.** (100% ownership)

(¥ Million)

| | Nine Months for Jan. – Sep., 2004 | Three Months for Jul. – Sep., 2004 |
|---|---|---|
| Revenues | 160 | 11 |
| Operating income | (344) | (165) |
| Ordinary profit | (364) | (173) |
| Net income | (364) | (173) |

※Regarding JSAT International Inc. (JII), its fiscal year is a period from January to December. JII's operating results include Horizons Satellite LLC's operating results.

- **Satellite Network, Inc.** (92% ownership)

(¥ Million)

| | Nine Months ended Dec. 31, 2004 | Three Months ended Dec. 31, 2004 |
|---|---|---|
| Revenues | 3,667 | 1,153 |
| Operating income | 218 | 53 |
| Ordinary profit | 218 | 52 |
| Net income | 122 | 26 |

#### (2) Affiliates

- **Pay Per View Japan, Inc.** (20% ownership)

(¥ Million)

| | Nine Months ended Dec. 31, 2004 | Three Months ended Dec. 31, 2004 |
|---|---|---|
| Revenues | 11,174 | 3,641 |
| Operating income | 56 | 25 |
| Ordinary Profit | 52 | 27 |
| Net income | 52 | 27 |

## 4. Outlook for the Year Ending March 31, 2005, under Japanese GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2005, under Japanese GAAP, remains unchanged as follows:

| | Year ending March 31, 2005 |
|---|---|
| | ¥ Million |
| Revenues | 44,000 |
| Operating income | 7,000 |
| Ordinary profit | 6,600 |
| Net income | 4,000 |
| Earning per share (EPS) | ¥ 11,222.75 |
| EBITDA | 24,800 |
| EBITDA margin | 56.4% |

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

## 5. Financial Highlights under US GAAP (unaudited)

JSAT reports operating results for annual and quarterly results based on US and Japanese GAAP. Financial information published in Japan is prepared in accordance with Japanese GAAP. US GAAP may differ from Japanese GAAP in material ways. Presented below are summaries of US GAAP financial results for reference purposes:

| Three months ended | Dec. 31, 2004 | Dec. 31, 2003 | Change | Sep. 30, 2004 | Jun 30, 2004 |
|---|---|---|---|---|---|
| | ¥ Million | ¥ Million | % | ¥ Million | ¥ Million |
| Revenues | 10,378 | 11,023 | -5.9% | 10,563 | 10,515 |
| Operating income | 1,888 | 3,012 | -37.3% | 1,900 | 2,465 |
| Net income | 542 | 1,532 | -64.6% | 1,451 | 1,225 |
| Total assets | 163,097 | 173,400 | -5.9% | 167,794 | 168,663 |
| Shareholders' equity | 92,872 | 98,247 | -5.5% | 95,135 | 93,328 |
| Net operating cash flow | 5,898 | 6,170 | -4.4% | 4,345 | 9,207 |
| EBITDA | 5,171 | 7,030 | -26.4% | 6,466 | 6,540 |
| EBITDA margin | 49.8% | 68.7% | -18.9 point | 61.2% | 62.2% |
| Earnings per share (EPS) | ¥1,520.26 | ¥4,055.76 | -62.5% | ¥4,071.33 | ¥3,346.29 |
| Weighted average number of shares outstanding | 356,419 | 377,735 | - | 356,419 | 366,138 |

Notes:

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.
3. EPS is computed based on the weighted average number of shares outstanding during the applicable period.

## 6. Summary of Consolidated Financial Statements under US GAAP (unaudited)

### (1) Summary of the Balance Sheets

| | As of Dec. 31, 2004 | As of Dec. 31, 2003 |
|---|---|---|
| **Assets** | ¥ Million | ¥ Million |
| Current assets | 28,793 | 30,455 |
| Investments, etc. | 24,541 | 21,540 |
| Property and equipment | 105,512 | 116,416 |
| Other assets | 4,251 | 4,989 |
| Total assets | 163,097 | 173,400 |
| **Liabilities and shareholders' equity** | | |
| Current liabilities | 20,330 | 16,729 |
| Long-term liabilities | 49,731 | 57,787 |
| Minority interests | 164 | 637 |
| Common stock | 53,770 | 53,770 |
| Additional paid-in capital | 34,407 | 34,423 |
| Retained earnings: | | |
| Appropriated for legal reserve | 5 | - |
| Unappropriated | 10,890 | 8,166 |
| Accumulated other comprehensive income | 3,728 | 5,078 |
| Treasury stock | (9,927) | (3,190) |
| Total shareholders' equity | 92,872 | 98,247 |
| **Total** | 163,097 | 173,400 |

## (2) Summary of Statements of Income

(¥ Million)

| Three months ended | Dec. 31, 2004 | Dec. 31, 2003 | Change (%) | Sep. 30, 2004 | June 30, 2004 |
|---|---|---|---|---|---|
| Revenues | 10,378 | 11,023 | -5.9% | 10,563 | 10,515 |
| Operating expenses | 8,490 | 8,011 | +6.0% | 8,663 | 8,049 |
| Operating income | 1,888 | 3,012 | -37.3% | 1,900 | 2,465 |
| Other income (expenses) | (843) | (170) | 5.0% | 451 | 48 |
| Income before income taxes and minority interests | 1,045 | 2,843 | -63.2% | 2,350 | 2,514 |
| Income taxes | 498 | 1,294 | -61.5% | 884 | 1,274 |
| Minority interests | (5) | (16) | | (15) | (15) |
| Net income | 542 | 1,532 | -64.6% | 1,451 | 1,225 |

## (3) Revenues for Each Service

(¥ Million)

| Three months ended | Dec. 31, 2004 | Dec. 31, 2003 | Change (%) | Sep. 30, 2004 | June 30, 2004 |
|---|---|---|---|---|---|
| Network-Related Services | 3,620 | 4,320 | -16.2% | 3,576 | 3,672 |
| Broadband & Video Distribution Services | 6,626 | 6,558 | +1.0% | 6,948 | 6,592 |
| Other Services | 132 | 145 | -9.0% | 40 | 251 |
| Total | 10,378 | 11,023 | -5.9% | 10,563 | 10,515 |

## (4) Summary of the Cash Flows Statements

(¥ Million)

| Three months ended | Dec. 31, 2004 | Dec. 31, 2003 | Sep. 30, 2004 | June 30, 2004 |
|---|---|---|---|---|
| Operating activities (net cash) | 5,898 | 6,170 | 4,345 | 9,207 |
| Net income | 542 | 1,532 | 1,451 | 1,225 |
| Depreciation and amortization | 3,942 | 4,036 | 4,043 | 3,890 |
| Other | 1,414 | 601 | (1,148) | 4,092 |
| Investing activities (net cash) | (3,016) | (782) | (4,031) | 1,307 |
| Property and equipment | (2,566) | (1,748) | (3,317) | (3,182) |
| Business investments | (20) | - | (445) | (15) |
| Financial investments | (431) | 966 | (269) | 4,504 |
| Other | | - | | - |
| Financing activities (net cash) | (3,131) | (5,055) | (648) | (9,792) |
| Proceeds from short-term borrowings | - | - | 1,170 | - |
| Repayments of short-term borrowings | (1,000) | (25) | (200) | (1,000) |
| Proceeds from long-term borrowings | 3,000 | 13 | 1,000 | - |
| Repayments of long-term borrowings | (4,083) | (2,083) | (2,216) | (1,083) |
| Payments for dividends | (929) | (1,035) | (259) | (6,744) |
| Payments for treasury stocks | - | (1,790) | - | (871) |
| Other | (119) | (135) | (142) | (94) |
| Effect of exchange rate changes on cash and cash equivalents | 12 | (54) | 14 | - |
| Cash and cash equivalents at beginning of the fiscal year | 2,634 | 2,047 | 2,953 | 2,233 |
| Cash and cash equivalents at end of the fiscal year | 2,396 | 2,326 | 2,634 | 2,953 |

## 7. Outlook for the Year Ending March 31, 2005, under US GAAP (unaudited)

The outlook of the JSAT Group's consolidated results for the year ending March 31, 2005, under the US GAAP, is provided below.

| | Year ending March 31, 2005 |
|---|---|
| | ¥ Million |
| Revenues | 42,600 |
| Operating income | 7,100 |
| Net income | 4,400 |
| | |
| Earning per share (EPS) | ¥11,678.0 |
| | |
| EBITDA | 23,050 |
| EBITDA margin | 54.1% |

1. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
2. The EBITDA margin is the ratio of EBITDA to revenues.

NOTE: This outlook contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, and prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.



# Operating Results for the 3rd Quarter Ended December 31, 2004



JSAT Corporation

## Forward-Looking Statements

Statements about our expectations, strategies, objectives and targets contained in these presentation materials are forwarding-looking statements and are not historical facts. These forward-looking statements are based on management's assumptions, plans, expectations and judgments based on information currently available to management. The management targets included in these presentation materials are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of our business strategies. We may not be successful in implementing our business strategies, and our actual results may differ materially from those anticipated in these forward-looking statements as a result of a wide range of possible reasons, including:

- demand for our services or the level of services used by our major customers may decline;
- one of satellites could fail or lose capacity;
- we may fail to successfully launch a satellite into proper orbit;
- our back-up satellite may not perform properly when needed;
- countries may fail to internationally coordinate orbital slots and communication frequencies;
- future changes in laws and regulations may limit our business and operations;
- our business may be negatively affected by developments in graphic and audio compression technology and digital telecommunication technology or by other technological advancements and innovations;
- the costs of our satellites may exceed our estimated expenditure as a result of satellite specifications changes, fluctuations in the currency exchange rates, or conditions in the insurance market;
- we may find it difficult or impossible to obtain financing to purchase satellite equipment and build facilities;
- fluctuations in interest rates and currency exchange rates may negatively affect our business;
- poor business results of our major customers may negatively affect our business with them;
- increasing competition in mainly Japan, Asia, Europe, and North American regions may negatively affect our results of operations; and
- various other factors, risks and uncertainties could negatively affect our businesses.

You should keep in mind that any forward-looking statement made by us speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements.

# Summary

## Summary of the 3rd Quarter

- Summary of the 3rd Quarter Operating Results
- Analysis of the 3rd Quarter (Nine Months) Results
- Revenues for Each Service
- Cash Flow Data
- Operating Results for Major Subsidiaries and Affiliates

## Topics

- Cause of JCSAT-1B Anomaly and Back-up Strategy
- Establishment of Sales Planning Joint Venture with SKY PerfecTV!
- Maritime Satellite Internet Services
- Status of JC-HITS Business
- Increase in disaster-readiness business
- Steadily increasing orders to raise sales oh Horizons-1 services

JSAT Corporation



# Summary of the 3[rd] Quarter Operating Results

**Posted stable operating results as initially forecasted**

| (Millions of Yen , except EPS and EBITDA margin) | For nine months ended | | For three months ended | | | |
|---|---|---|---|---|---|---|
| | Dec 2004 | Dec 2003 | Dec 2004 | Dec 2003 | FY2004 (Outlook) | Achievement |
| **Revenues** | **32,558** | 33,249 | 10,749 | 11,284 | 44,000 | 74.0% |
| **Cost of services** | **21,169** | 20,285 | 7,145 | 6,892 | - | - |
| **Gross profit** | **11,389** | 12,964 | 3,604 | 4,391 | - | - |
| **Sales & marketing** | **5,194** | 4,091 | 1,720 | 1,378 | - | - |
| **Operating income** | **6,194** | 8,872 | 1,883 | 3,013 | 7,000 | 88.5% |
| **Ordinary profit** | **5,926** | 8,264 | 1,640 | 2,811 | 6,600 | 89.8% |
| **Net income** | **3,170** | 4,680 | 853 | 1,566 | 4,000 | 79.3% |
| **Net operating cash flov** | **20,033** | 19,158 | 6,097 | 6,372 | 23,000 | 87.1% |
| **Earnings per share** | **8,805.23** | 12,363.28 | 2,394.58 | 4,128.95 | 11,222.74 | 78.5% |
| **EBITDA** | **19,028** | 21,339 | 6,111 | 7,320 | 24,800 | 76.7% |
| **EBITDA margin** | **58.4%** | 64.2% | 56.9% | 64.9% | - | - |

* These Financial results and data are based on Japanese GAAP.

JSAT Corporation

JSAT Corporation

## Analysis of the 3rd Quarter (Nine Months) Results

| | Main Factors |
|---|---|
| Revenues ¥32,558 mil. (YoY down 690 mil.) | 【Main Positive Factors】<br>➢ Providing satellite links to NTT DoCoMo (started from Aug. 2003)<br>➢ Increased the number of channels for the CS digital broadcasting<br>➢ Growing revenues from global businesses: acquisition of new contracts with government organizations<br>➢ Recorded revenues related to cable TV operators using JC-HITS<br>➢ Started Horizons-1 services<br>【Main Negative Factors】<br>➢ Decreased in revenues due to partial cancellation of contract with NTT Communications<br>➢ Completion of the School Internet contract<br>➢ Bandwidth reductions by certain customers |
| Operating Income ¥6,194 mil. (YoY down 2,678 mil.) | 【Main Negative Factors】<br>➢ Recorded operating expenses due to the start of JC-HITS service<br>➢ Recorded cost of services for Horizons-1 |
| Operating Cash Flow ¥20,033 mil. (YoY up 875 mil.) | 【Main Positive Factors】<br>➢ Cancellation fee income from NTT Communications<br>➢ Reduction of income taxes<br>【Main Negative Factors】<br>➢ Decrease in income before income taxes |

* These Financial results and data are based on Japanese GAAP.



JSAT Corporation

## Revenues for Each Service

| (Millions of Yen) | For Nine Months ended Dec.31,2004 | Dec.31,2003 | Change | For Three Months ended Dec.31,2004 | Dec.31,2003 | Change |
|---|---|---|---|---|---|---|
| Network-Related Services | 11,955 | 13,191 | 90.6% | 3,986 | 4,581 | 87.0% |
| Broadcast & Video Distribution Services | 20,181 | 19,542 | 103.3% | 6,631 | 6,557 | 101.1% |
| Other Services | 422 | 514 | 82.1% | 132 | 144 | 91.7% |
| Total | 32,558 | 33,249 | 97.9% | 10,749 | 11,284 | 95.3% |

**Current situation of each service**

| | |
|---|---|
| Network-Related Services | 【Main Positive Factors】<br>・Providing satellite links to NTT DoCoMo (started from Aug. 2003)<br>・Growing revenues from global businesses: New contracts with government organizations<br>【Main Negative Factors】<br>・Decreased in revenues due to partial cancellation of contract with NTT Communications<br>・Bandwidth reductions by certain customers<br>・Completion of the School Internet contract |
| Broadcast & Video Distribution Services | 【Main Positive Factors】<br>・Increased the number of channels for CS digital broadcasting<br>・Recorded revenues related to cable TV operators using JC-HITS<br>・Started Horizons-1 services |

* These Financial results and data are based on Japanese GAAP.

## ▷ Cash Flow Data

| (Millions of Yen) | For Nine Months ended Dec.31,2004 | Dec.31,2003 |
|---|---|---|
| Operating activities (net cash) | 20,033 | 19,158 |
| Income before income taxes | 5,935 | 8,314 |
| Depreciation and amortization | 12,633 | 12,432 |
| Payments for income taxes | (3,847) | (5,218) |
| Other | 5,312 | 3,630 |
| Investing activities (net cash) | (6,679) | (10,063) |
| Property and equipment | (9,054) | (9,402) |
| Business investments | (966) | (532) |
| Financial investments | 3,341 | (128) |
| Financing activities (net cash) | (13,215) | (8,208) |
| Proceeds form short-term borrowings | 1,170 | 325 |
| Repayments of short-term borrowings | (2,200) | (2,825) |
| Proceeds form long-term borrowings | 4,000 | 3,400 |
| Repayments of long-term borrowings | (7,381) | (5,281) |
| Payments for dividends | (2,059) | (2,353) |
| Proceeds from sales of treasury stock | - | 1,719 |
| Payments for purchase of treasury stock | (6,743) | (3,193) |
| Cash and cash equivalents at beginning of year | 2,233 | 1,499 |
| Cash and cash equivalents at end of year | 2,396 | 2,326 |

**Main Factors for Increase in Operating Cash Flow:**
- Decrease in income before income taxes - ¥2,378M
- Cancellation fee income ¥2,047M
- Decrease in income taxes ¥1,371M

**Major Investments for Property and Equipment:**
- Satellite acquisition ¥6,320M
- JC-HITS ¥1,679M
- Expansion of YSCC ¥716M

**Major Investments for Business investments:**
- Satellite Network, Inc. ¥435M
- Teleport Access Services ¥485M

**Total Borrowings:**
- Short-Term Borrowings ¥270 M
- Long-Term Borrowings ¥33,126 M
- Convertible Bonds ¥20,000 M

Total ¥53,396 M

* These Financial results and data are based on Japanese GAAP.





## ▷ Operating Results for Major Subsidiaries and Affiliates

(Millions of Yen)

| Japan Cablecast Inc. (100% ownership) | |
|---|---|
| Revenues | 227 |
| Operating income | △ 1,150 |
| Ordinary profit | △ 1,239 |
| Net income | △ 869 |

| JSAT International Inc. (100% ownership) | |
|---|---|
| Revenues | 160 |
| Operating income | △ 344 |
| Ordinary profit | △ 364 |
| Net income | △ 364 |

| Satellite Network, Inc. (92% ownership) | |
|---|---|
| Revenues | 3,667 |
| Operating income | 218 |
| Ordinary profit | 218 |
| Net income | 122 |

| Pay Per View Japan, Inc. (20% ownership) | |
|---|---|
| Revenues | 11,174 |
| Operating income | 56 |
| Ordinary profit | 52 |
| Net income | 52 |

* **Regarding JSAT International Inc. (JII), the 3rd Quarter is a period from January to September. JII's operating results include Horizons Satellite LLC's operating results.**
* **JSAT' ownership of Satellite Network, Inc. became 92% after the acquisition of its additional shares on August 31, 2004.**

* These Financial results and data are based on Japanese GAAP.

## Cause of JCSAT-1B Anomaly and Back-up Strategy ①

| JCSAT-1B | | JCSAT-R | |
|---|---|---|---|
| Time of anomaly | 21:26 JST on Monday, January 17, 2005 | Response | To establish a solid back-up framework, on January 18, 2005 JSAT began moving the JCSAT-R back-up satellite toward the orbital position of JCSAT-1B |
| Nature of anomaly | Attitude loss during maneuver. All channels became unavailable. | | |
| Cause and Response | JSAT acted immediately to determine the cause of the anomaly and effect recovery with the support of Boeing, the satellite manufacturer. The anomaly was traced to one of the thrusters (small jets) mounted on the satellite. Currently operating on the remaining functional thrusters, JCSAT-1B is once again fully operational. | | |
| Service Recovery | JCSAT-1B services have been successively restored since 03:30 JST on Wednesday January 19, 2005. | | |

This anomaly had a negligible effect on JSAT's operating results.



## Cause of JCSAT-1B Anomaly and Back-up Strategy ②

JCSAT-R Satellite is used solely as a backup unit for other JCSAT Satellites.


Horizons-1
(127W)
36,000km
JCSAT-4A
(124E)
JCSAT-3
(128E)
JCSAT-2A
(154E)
JCSAT-1B
(150E)
JCSAT-110
(110E)
JCSAT-R
(Backup)
N-STARa
(132E)
N-STARb
(136E)

## ▷ Establishment of Sales Planning Joint Venture with SKY PerfecTV!

✓ **Aims of Establishment**
To attract more new subscribers to the SKY PerfecTV!/Opticast service offered via JSAT communications satellites at longitude 124E/128E, the new venture will develop rental schemes for set-top boxes, strengthen the infrastructure for supply of set-top boxes, and expand the multi-channel pay broadcasting market.

✓ Trade Name SKY Perfect Marketing Co .,Ltd

✓ Capital ¥10 Millions

✓ Capital Structure JSAT/SKY PerfecTV! 50% each

✓ Establish February 1, 2005



## ▷ Maritime Satellite Internet Services ①:

▸ **Background and Aims:**

➢Problems Currently Facing Maritime Communications

- Slow communication speeds
- High communication costs

➢Commence trial service in preparation of the launch of the Japan's first high-speed Internet service for maritime use

- **Uplink:** NTT DoCoMo's Satellite Packet Service; KDDI's INMARSAT Service
- **Downlink:** JSAT satellite link
- **Construction, maintenance and operational support:** NTT World Engineering Marine Corporation

➢Enables high-speed Internet access and transmission of images and files at sea, as well as the construction of company-wide intranets linking ships and land-based offices.

▸ **Outline of Trial Service:**

➢Ensure convenience and identify needs of potential customers, fine-tune links with partner companies, inspect various facilities and equipment.

➢Trial period: April 1, 2005 to August 31, 2005 (scheduled)

▸ **Future Plans:**

➢Commencement of full-scale service from September 2005

➢Preliminary service for inland vessels will be offered with future plans to be extended to ocean vessels.

JSAT Corporation

## ▷ Maritime Satellite Internet Services ②: Illustration of Service



Tuna fishing boat
JCSAT satellite
Ferry
Ships ▫▫▫▫▫▫▫ ➤ Land(Uplink)
NTT DoCoMo satellite packet service
INMARSAT satellite service
Land ▫▫▫▫▫▫ ▷ Ships(Downlink)
JSAT Ku-band service
N-STAR satellite
INMARSAT satellite
Intranet
Dedicated landline
Internet
Dedicated landline
NTT DoCoMo building
KDDI building
JSAT Yokohama Satellite Control Center
Internet
Email
File transfer


JSAT Corporation



## ▷ Status of JC-HITS Business

### Trend of Cable TV Operators using JC-HITS

**The number of cable TV operators adopting JC-HITS service has risen steadily.**

**Ended December 31,2004 ,**
**More than 100 Cable TV Operators decided to use JC-HITS ,**
**About 50 Cable TV Operators using JC-HITS.**



December
Cable Net Suzuka Co., Ltd.
Broad Area Network 296
Onomichi Cable Television Co.,Ltd
Academic newtown Community Cable Service
November
Okinawa Cable Network Inc.,
Heart Network Inc.,
October
Sendai CATV Co., LTD.
Cable Network Konko Co., Ltd.
Tamashima Cable Television
Kasaoka Cable Television
Ihara Cable Vision
Kibi Cable Television
Yakage Cable Television
September
(Toyama Prefecture Cable Television 'Association)
K-Vision
Takaoka Cable Network Co., Ltd.
Tonami Satellite Communications Television Inc.
HIMI-HAKUI Cable net Inc.
Shin-Minato Cable Network
Cable Television TOYAMA Co,. Ltd.
Kami-Nei CATV
Shinkawa Information Center
Tonami Broad Area Association
Himi City Cable Television
Uozu City
Kosugi Town Cable Television
Oyabe City Cable Television Center
Namerikawa Nakashinkawa Broad Area Association
Daimon Town Cable Television
Shimomura Cable Television
Village Yamada
August
Shiga Cable Network
July
Keihanshin Cable Vision
Bay Communications Inc.
Asagao Television
Oni-Vision
Cable Station Fukuoka
June
Tokyo Cable Network, Inc./TDN
Cable Television Kobe Inc.
Reinan Cable Network
Mikata Cable Network
Edogawa Cable Television Inc./TDN
ZTV Corporation
April
Ichikawa Cable Network Co., LTD./TDN
Kita Cable Network Inc./TDN
Cable Television Tokyo, LTD/TDN
Toshima Cable Network Co., LTD/TDN


JSAT Corporation



JSAT Corporation

If you have any questions, please contact:

Corporate Communications &
Investor Relations Department

TEL +81-3-5219-7778
FAX +81-3-5219-7878
E-Mail: investors@jsat.net



Thank you very much for your understanding and supporting JSAT.

February 10, 2005

News Release

JSAT Corporation

**JSAT to Commence Trial Service in Preparation for Maritime Satellite Internet Services (Provisional Name)**

*Japan's First High-Speed Internet Service at Sea*

JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") today announced that it will commence a trial service on April 1, 2005 in preparation for the launch of Maritime Satellite Internet Services (provisional name), Japan's first Internet service enabling high-speed Internet access, email, image and file transmission and corporate intranet access at sea.

1. Background and Aims of Service Provision

Despite recent advances in digital, high-speed data communications, maritime operations involving ships at sea still only have access to a limited range of communication services. This poses a number of issues, including disruptions in maritime operations due to slow communication speeds and hesitation on the part of ship operators to communicate for extended periods due to high communication fees.

To solve these problems, JSAT will commence trial services in preparation for delivering Maritime Satellite Internet Services (provisional name). The goal is to provide high-speed satellite communication services at sea with broad coverage at flat rates*[1].

The introduction of this service will enable high-speed Internet access at sea, let companies transmit images and other forms of content to their ships and much more. The construction of company-wide intranets linking ships and land-based offices will also be made possible by this service.

Mainly targeting merchant vessels, ferries, and passenger ships, the service will be provided using NTT DoCoMo, Inc.'s satellite packet service and KDDI Corporation's INMARSAT service as uplinks, and JSAT satellite

communication services as a downlink. The Ku-band*[2] downlink will achieve data communication speeds of over 1Mbps, which is at least 10 times faster than existing maritime communication services. Plans also call for NTT World Engineering Marine Corporation (NTT-WE Marine) to cooperate with JSAT on the SI construction, maintenance, and operational support fronts and in other areas.

2. Overview of Trial Service

(1) Description of trial service

The trials will involve potential users, including prominent shipping companies. Based on their actual use of this service, JSAT will ensure that services are convenient for customers, identify customer needs, fine-tune links to partner companies, and inspect various equipment and facilities.

(2) Trial period

April 1, 2005 to August 31, 2005 (Scheduled)

3. Future Plans

Taking into consideration the trial results, JSAT plans to begin providing these services in September 2005. Preliminary services for inland vessels will first be offered, with plans to extend this to ocean vessels in the future.

Note 1: Flat rates apply only to the downlink provided by JSAT satellite.

Note 2: The Ku-band is a bandwidth used for satellite communications covering the 10.6 to 15.7GHz frequency range. The distinguishing feature of the Ku-band is that large volumes of data can be received using relatively small antennas.

*Attached reference: Illustration of Service

Attached reference

# Illustration of Service



Tuna fishing boat
Ferry
JCSAT satellite
N-STAR satellite
INMARSAT satellite
Ships → Land(Uplink)
NTT DoCoMo satellite packet service
INMARSAT satellite service
Land → Ships (Downlink)
JSAT Ku-band service
Intranet
Internet
Dedicated landline
Dedicated landline
NTT DoCoMo building
KDDI building
JSAT Yokohama Satellite Control Center
Internet
Email
File transfer

January 26, 2005

**JSAT Corporation**

**Es' of SKYPerfect Marketing, Co.,Ltd. to Serve as a Planning Company for the Supply of Rental SKY PerfecTV! Set-top Boxes**

poration (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT")is
nnounce, as detailed in the attached release issued today, the joint establishment together with
ct Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director:
higemura; "SKY Perfect") of SKYPerfect Marketing, Co.,Ltd. to serve as a planning company for
ly of rental SKY PerfecTV! Set-top Boxes.

January 26, 2005

**JSAT Corporation**

# Establishment of SKYPerfect Marketing, Co.,Ltd. to Serve as a Planning Company for the Supply of Rental SKY PerfecTV! Set-top Boxes

JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT")is pleased to announce, as detailed in the attached release issued today, the joint establishment together with SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") of SKYPerfect Marketing, Co.,Ltd. to serve as a planning company for the supply of rental SKY PerfecTV! Set-top Boxes.

January 26, 2005

For Immediate Release

SKY Perfect Communications Inc.

JSAT Corporation

**Establishment of SKYPerfect Marketing, Co.,Ltd. to Serve as a Planning Company for the Supply of Rental SKY PerfecTV! Set-top Boxes**

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") and JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") are pleased to announce that a resolution was passed at respective meetings of their Boards of Directors today for the joint establishment of SKYPerfect Marketing, Co.,Ltd. a planning company that will engage in rental sales of set-top boxes for SKY PerfecTV! services.

1. Reason for the establishment of this new company

Subscriber numbers for SKY Perfect services, which are provided via JSAT communications satellites (at longitude 124/128°east), are on the increase and as of December 31, 2004 stood at over 3.75 million. Despite this, however, attracting potential customers in the senior-citizen and family-user segments – where people are aware of and interested in the SKY PerfecTV! brand but not enough so to subscribe – remains an issue for the Company. Therefore, with a view of promoting the further expansion of the multi-channel pay broadcasting market, both companies are looking into introducing a rental scheme that will be easy to sign up for and that will alleviate the initial cost burden on customers, to supplement the system already in place where set-top boxes are sold outright through sales agents.

The two companies are looking into setting up rental services not just for DTH service set-top boxes, but also for hybrid set-top boxes that are dually compatible with SKY PerfecTV! services provided by OptiCast, as well as high-spec set-top boxes with built-in HDD recording functions, for example.

2. Corporate Profile of SKYPerfect Marketing, Co.,Ltd.

(1) Company name: SKYPerfect Marketing, Co.,Ltd.

(2) Representative: Takahito Okunaga (Assistant General Manager, Corporate Planning Dept, SKY Perfect Communications Inc.)

(3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo

(4) Date of establishment: February 1, 2005 (plan)

(5) Principle business: Planning for rental sales of set-top boxes for broadcast services.

(6) End of financial year: March each year

(7) No. of employees: TBA

(8) Capitalization: 10 million yen

(9) Total number of shares to be issued: 200 shares

(10) Major shareholders: SKY Perfect Communications Inc. 50%

JSAT Corporation 50%

---

*Press Contacts:

SKY Perfect Communications Inc., Public Relations Department

TEL: 03-5468-9400 FAX: 03-5468-9399

JSAT Corporation, Corporate Communications Division

TEL: 03-5219－7783 FAX: 03-5219-7878